

May 18, 2011

Mr. Donald Allan Jr.
Senior Vice President and Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

      RE: Stanley Black & Decker, Inc.
            Form 10-K for the Fiscal Year ended January 1, 2011
            Form 10-Q for the Fiscal Quarter ended April 2, 2011
            File No. 1-5224

Dear Mr. Allan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                Rufus Decker
                Accounting Branch Chief